Exhibit 99.1

Dr. James Chen Appointed as Origin Agritech’s Chief Financial Officer

BEIJING--(BUSINESS WIRE)--November 14, 2011--Origin Agritech Limited (NASDAQ:SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds and agricultural products in China, today announced that Dr. James Chen will join Origin’s executive management team as the Chief Financial Officer.

Dr. Chen served as an Investment Manager at Abu Dhabi Investment Authority (ADIA), the sovereign wealth fund owned by the Government of Abu Dhabi. In his investment manager capacity, Dr. Chen played a key role in helping ADIA manage equity investment in China related portfolios. After joining ADIA in 2008, he contributed significantly in setting up China A-Share QFII Fund and achieved consistent benchmark-beating performance since the fund’s inception. Prior to ADIA, Dr. Chen spent over five years in Sell-Side research, most recently as a Senior Research Analyst at Morgan Joseph and previously at BB&T Capital Markets and Fulcrum Global Partners. He was a member of a top-ranked analyst team rated by Institutional Investors Journal and Wall Street Journal for their collective coverage in such companies as Dow Chemicals, Du Pont and Monsanto. Dr. Chen started his career at Univation Technologies, a joint venture between Exxon Mobile and Dow Chemical.

“With his balanced experience in capital markets and global chemical industries, James is uniquely qualified to lead our financial operations in the current global macro environment. We are very excited to welcome him to Origin,” said Dr. Gengchen Han, Origin’s Chairman, President and CEO. “With key leadership transitions in place, we are now well positioned to expand our leadership in China’s hybrid crop seeds market and continue the development and commercial application of our GMO portfolio.”

Dr. Chen is a Chartered Financial Analyst. He received a Bachelor’s Degree from East China University of Science and Technology and an M.B.A. from New York University. Dr. Chen received his Ph.D. Degree in Chemical Engineering from University of Connecticut.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically integrated agricultural biotechnology company specializing in research, development and production to supply food to the growing populations of China. Origin develops, grows, processes, and markets high-quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and it possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase Corn, was approved in November 2009 for which Origin possesses exclusive rights. For further information, please log on to www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Investor Contact:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646.284.9474
shiwei.yin@grayling.com